         The following notice was published by Travelzoo.com Corporation in the Wall Street Journal on February 22, 2002 relating to the Special Meeting of Stockholders of Travelzoo.com Corporation to be held on March 15, 2002.

Notice to
Netsurfer Stockholders of
Travelzoo.com Corporation

        Travelzoo.com Corporation, a Bahamas company, has sent a notice to each of its Netsurfer Stockholders, at their e-mail addresses registered with the company, notifying them of a Special Meeting of Stockholders to be held to consider and vote upon a proposed merger of Travelzoo.com Corporation with Travelzoo Inc., a recently-formed Delaware corporation.

        If you acquired shares in Travelzoo.com Corporation in the offering of “free shares” over the Internet in 1998, and if you have not received the e-mail notice, please visit the company’s website at www.Travelzoo.com/xxxxx for information on how you can access and receive the Proxy Statement and Prospectus relating to the Special Meeting and the merger, and on how you can submit your vote. The Proxy Statement and Prospectus is also available on the website of the Securities and Exchange Commission at http://www.sec.gov.

        This notice is not an offering of any securities. You should carefully review the Proxy Statement and Prospectus, which contains important information relating to the merger.

TRAVELZOO.COM CORPORATION
February 18, 2002